UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27123

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oshima & Associates

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Merchants Row, Floor 5
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harold Oshima	6175231527	oshima@post.harvard.edu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28,2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Oshima, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oshima + Associates, as of March 18th, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



STEPHANIE R GALE
Notary Public, Commonwealth of Massachusetts
My Commission Expires November 15, 2030

Signature:

Title: Principal

Stephanie R Gale
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OSHIMA & ASSOCIATES
(A PROPRIETORSHIP)

FINANCIAL STATEMENT

DECEMBER 31, 2023

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owner
of Oshima & Associates

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oshima & Associates as of December 31, 2023, the related statements of operations, changes in owner's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oshima & Associates as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oshima & Associates' management. Our responsibility is to express an opinion on Oshima & Associates' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oshima & Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Oshima & Associates' financial statements. The supplemental information is the responsibility of Oshima & Associates' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Oshima & Associates' auditor since 2009.

Maitland, Florida

March 13, 2024

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Assets:

Cash and cash equivalents	$	552
Commissions Receivable		4,573
Prepaid expenses		776
Marketable securities available for sale		4,144
	$	10,045

LIABILITIES AND OWNER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	745
		745

Owner's equity:

Accumulated Comprehensive Income		756
Owner's equity		8,545
		9,301
	$	10,046

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues:

Commissions	$	131,499
Mutual Fund and 12b-1's		48,848
Professional Fees		-
Total revenues		180,347

Expenses:

Compensation and employee benefit	49,026
Occupancy	60,000
Professional fees	5,940
Telephone and communications	6,141
Other operating expenses	12,140
Total expenses	133,247
Net Income	47,100

Comprehensive Gain

Gain (Loss) on Securities		612
Comprehensive Income	$	47,712

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Owner's Equity	Accumulated Comprehensive Income	Total Income
Balances, January 1, 2023	$ 10,668	144	$ 10,812
Net income	47,100		47,100
Gain on Securities		612	612
Distributions to owner	(49,223)		(49,223)
Balances, December 31, 2023	$ 8,545	$ 756	$ 9,301

The accompanying notes are an integral part of these financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:

Net income	$	47,100
Adjustments to reconcile net income to net		
cash flows from operating activities:		
(Increase) decrease in:		
Accounts receivable		2,124
Prepaid expenses		(20)
Increase (decrease) in:		
Accounts payable and accrued liabilities		(14)
Net cash provided by operating activities		49,190

Cash flows from financing activities:

Owner distributions		(49,223)
Net cash used in financing activities		(49,223)
Net increase (decrease) in cash and cash equivalents		(33)
Cash and cash equivalents at beginning of period		585
Cash and cash equivalents at end of period	$	552

Supplemental Disclosure

Cash paid for interest	0
Cash paid for tax	0

The accompanying notes are an integral part of these financial statements.

5

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Oshima & Associates (the "Company") is a proprietorship of Harold Oshima, and is registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Revenue Recognition

Revenue from contracts with customers includes commission income and distribution fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agree upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Professional fees are charges for tax preparation services and are recognized when all performance obligations are satisfied.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2023, the Company had no uninsured cash balances.

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets. Depreciation for the year ended December 31, 2023 is $0.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a proprietorship, all income of the Company is taxed to Harold Oshima. Therefore, no provision is shown for federal or state income taxes in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company is generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

Marketable Securities

Marketable securities are classified as available-for-sale and, accordingly, are reported at fair value with the unrealized gains or losses on these securities included in gain or loss on securities.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amounts equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2023, the Company had excess net capital of $1,867 and a net capital ratio of 10.85% to 1.

Note 3 – Fair Value Measurements

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the

inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstance.

The fair value hierarchy is categorized into three levels based on inputs as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable, such as quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets.

Level 3 – Inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from techniques in which one or more significant value drivers are observable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value *may* fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of December 31, 2023:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Collateral	Balance as of December 31 2019
Securities owned, at FMV					
Money Market					
Options and Futures					
Corporate Bonds					
Equity Securities					
Mutual Funds	4,144				
	4,144	0	0	0	4,144

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Securities owned

For securities, the fair value approximates quoted prices in active markets for identical assets.

Note 4 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2023, there were no margin accounts guaranteed by the Company.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 5 – Commitments and Contingencies

The Company does not have any commitments or contingencies

Note 6 – Related Party Transaction

Office space has been provided under a tenancy-at-will owned by the sole proprietor. Rent charged for the year was $60,000 plus special assessments and utilities and was paid directly to building owner.

Note 7 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2022 and 2023 of $6,697 and $4,573 respectively.

SCHEDULE I
OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

Computation of basic net capital requirements:

Total Proprietor's equity qualified for net capital	$	9,300
Deductions:		
Non-allowable assets		
Prepaid expenses		776
Total non-allowable assets		776
Net capital before haircuts and securities positions		8,524
Haircuts:		
Securities positions		1,657
Net capital		6,867
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($759)		50
Minimum dollar net capital for this broker-dealer ($5,000)		5,000
Net capital requirement (greater of above two requirements)		5,000
Net capital in excess of required minimum	$	1,867

There are no material differences between the preceding
computation and the company's corresponding unaudited
Part IIA of Form X-17A-5 as of December 31, 2023.

SCHEDULE II
OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 745
Aggregate indebtedness	$ 745
Ratio of aggregate indebtedness to net capital	10.85%

SCHEDULE III
OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2023

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owner
of Oshima & Associates

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Oshima & Associates identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Oshima & Associates claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Oshima & Associates stated that Oshima & Associates met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct application way business with mutual fund companies. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oshima & Associates' management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oshima & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

March 13, 2024

Oshima & Associates
Investment Management

21 Merchants Row
Suite 5
Boston, Massachusetts
02109

Tel: 617.523.1527
Fax: 617.367.0908

oshima@post.harvard.edu

Member: FINRA, SIPC

Exemption Letter

Oshima & Associates (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R.§240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to direct application way business with mutual fund companies, and the Company (l) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

(4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oshima & Associates

I, Harold H. Oshima, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:  30 January, 2024

Title: Principal